

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 21, 2009

By U.S. Mail and Facsimile to: (570) 320-2046

Brian L. Knepp
Chief Financial Officer
Penns Woods Bancorp, Inc.
300 Market Street, P.O. Box 967
Williamsport, Pennsylvania 17703-0967

> **Re: Penns Woods Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **(Filed March 13, 2009)**
> **Form 8-K (Furnished April 17, 2009)**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **(Filed May 11, 2009)**
> **File No. 000-17077**

Dear Mr. Knepp:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Federal Home Loan Bank System, page 5

1.   We note that the company is a member of the Federal Home Loan Bank of Pittsburgh and at December 31, 2008 holds $7,101,000 in FHLB stock. Refer to the guidance of paragraph of 12.21 – 12.25 of the AICPA Audit Guide for

Depository and Lending Institutions and paragraph 8(i) of SOP 01-06. Please tell us and revise future filings to more clearly discuss your accounting for these securities, including your impairment policy. In addition, present a balanced discussion to state why, if true, that the company believes that its investment in FHLB Pittsburgh stock is not other than temporarily impaired given that the historical practice of repurchasing excess capital stock from members of the FHLB was suspended as well as the March 2009 dividend.

Provision for Loan Losses, pages 20-21

2. We note the continued deterioration in the credit quality of your loan portfolio. Please revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans. Discuss the relationship between your non-performing and impaired loans and the allowance for loan losses and link this information to the increase in your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized. Also, clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Liquidity, Interest Rate Sensitivity, and Market Risk, pages 30-31

3. In future filings, please more fully disclose the results of the GAP table utilized by the company, the market value at risk calculation used to determine the effects of interest rate movements on shareholders' equity and the simulation analysis used to monitor the effects of interest changes on the company's balance sheet. Please also disclose how these results compare to the company's defined policy guidelines given their apparent importance to your internal process as discussed on this page.

Critical Accounting Policies, pages 31 -32

4. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, please revise future filings to provide additional disclosure for each of your critical estimates to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. For example, with regard to the company's securities impairment policy disclose the ranges of potential losses and results of stress tests and assumptions used for cash flow analysis, as necessary.

Brian L. Knepp
Penns Woods Bancorp, Inc.
May 21, 2009
Page 3

<u>Note 3 – Investment Securities, page 45</u>

5.   We note the significant unrealized losses related to your state and political
        securities at December 31, 2008 and March 31, 2009. We have the following
        comments:

   • Please provide us your full detailed analysis of the securities' impairment as of
     December 31, 2008 and March 31, 2009 that identifies all available evidence,
     explains the relative significance of each piece of evidence, and identifies the
     primary evidence on which you rely to support a realizable value equal to or
     greater than the carrying value of the investment. Specifically tell us if you
     considered all available evidence, including information received after year end,
     affecting the projected cash flows as of the period end. As part of your overall
     response, please specifically address how you determined the $2.333 million other
     than temporary impairment on several of your equity holdings as of March 31,
     2009 as noted on page 23 of your Form 10-Q for the period ended March 31,
     2009 and your compliance with SAB 111. We may have further comments based
     on your response;

   • Please tell us as to what you attribute the severity of the fair value decline and tell
     us how you considered this information in your impairment analysis. In this
     regard, reconcile the disclosure in the Form 10-K on page 23 that states that the
     increased level of unrealized losses, which offset the increase in amortized cost,
     was the result of changes in the yield curve and illiquid markets, not credit
     quality, as the credit quality of the portfolio remained sound vs. the disclosure
     appearing in Note 3 on page 46 that the unrealized losses disclosed are not other
     than temporary but are the result of interest rate changes, sector credit rating
     changes, or company specific rating changes that are not expected to result in the
     noncollection of principal and interest during the period; and

   • Please provide us, and consider disclosing in all future filings, an expanded table
     in MD&A detailing the credit rating for state and political securities and other
     debt securities.

<u>Item 11. Executive Compensation, page 67</u>

<u>Compensation Discussion and Analysis, page 6 of Definitive Proxy Statement on
Schedule 14A</u>

<u>Base Salary, page 7 of Definitive Proxy Statement on Schedule 14A</u>

6.   It appears that the company benchmarks base salary to its peers. Please identify
        the component companies that make up the compensation peer group. In
        addition, please describe how the compensation committee used comparative

compensation information in determining base salary. Please also confirm that you will revise future filings accordingly. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Annual Bonus Program, page 8 of Definitive Proxy Statement on Schedule 14A

7.   We note that the annual bonuses paid to the company's named executive officers are determined at the discretion of the Committee based in part on the level of net income, return on assets, return on equity, and quality of the loan portfolio. Please tell us how the compensation committee determined the annual bonus amounts for the named executive officers for the 2008 fiscal year, and how each of the performance metrics listed above factored into the decision. Please also confirm that you will revise future filings accordingly. Refer to Item 402(b)(1)(v) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 67

8.   We note the disclosure on page 67 that the loans to the company's officers and directors were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Signatures, page 69

9.   Please tell us if the report has been signed by the company's controller or principal accounting officer. Please also confirm that you will clearly identify the company's controller or principal accounting officer as a signatory in future filings. Refer to General Instruction D(2)(a) to Form 10-K.

Exhibits 31.(I) and 31.(II)

10.   We note that Exhibits 31.(I) and 31.(II) to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have replaced the word "registrant" with the word "Company" and have modified the language in paragraphs 4(d) and 5. We note similar modifications in Exhibits 31.(I) and 31.(II) to the Form 10-Q for the quarterly period ended March 31, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff

interpretations.

Form 8-K dated April 17, 2009

11.   We note your presentation of "net income from core operations", "operating earnings per share" and "return on average assets and return on average equity calculated on the basis of operating earnings" in the information furnished under Item 2.02 of the Form 8-K dated April 17, 2009. These financial descriptions and ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial descriptions and ratios in the future, the staff notes the following:

•   To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure.

•   To the extent that you plan to disclose these financial descriptions and ratios in future Item 2.02 Form 8-K's, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•   To the extent these financial descriptions and ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the financial descriptions and ratios as non-GAAP measures and comply with all of the disclosure requirements.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Guide III

12.   Please provide a comparative asset quality table and allowance for loan losses table in future filings on Form 10-Q. Disclose all asset quality components (non-accrual loans, loans 90 days plus and accruing) as well as any restructured loans. In your allowance for loan losses table, please ensure that you present loan charge-offs and recoveries by loan type as well as the periodic loan loss provision which will reconcile the beginning balance to the ending balance for the periods presented.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to

Brian L. Knepp
Penns Woods Bancorp, Inc.
May 21, 2009
Page 6

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley at (202) 551-3695 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions

Sincerely,

Kathryn McHale
Staff Attorney